SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to Market Announcements of April 29, 2015 and May 14, 2015, we hereby inform our shareholders and the market in general that was hired the international law firm Hogan Lovells, specializing in corporate investigation, to evaluate whether there are irregularities that violate the law U.S. Foreign Corrupt Practices Act 1977 , the Brazilian anti-corruption Law No. 12,846/2013 and the Code of Ethics of Eletrobras Companies, on projects in which Eletrobras Companies take part in a corporate form or as minority shareholder, through special purpose entities.

The projects will be selected by the contracted law firm, according to diagnosis to be carried out based on risk matrix developed according to the relevance of the projects in the Consolidated Financial Statements of Eletrobras and its eventual business relationship with construction companies mentioned in the investigation context of the operation called "Lava Jato".

Furthermore, we inform you that the work of the internal committees of inquiry, set up under the Compliance Program, called Commission of Correction, created on March 16, as Notes number 4 of the Company's Financial Statements for the year ended 2014 are in full work.

The Company will keep the market informed about the progress the work herein contracted as well as the Commission of Correction.

Rio de Janeiro, June 10, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.